UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549


                                     SCHEDULE 13G


                      Under the Securities Exchange Act of 1934
                              (Amendment No. _________)*


                         Enron Global Power & Pipelines L.L.C.
                                   (Name of Issuer)

                                       Common
                            (Title of Class of Securities)

                                      29356M100
                                    (CUSIP Number)































          CUSIP No. 29356M100            13G              Page 2 of 4 Pages

          1.   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Genesis Asset Managers Limited

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (a)  [   ]
                                                              (b)  [   ]


          3.   SEC USE ONLY




          4.   CITIZENSHIP OR PLACE OF ORGANIZATION

               A limited liability company organized under the laws of Guernsey, Channel Islands

                         5.   SOLE VOTING POWER

                              1,505,000
           NUMBER OF
            SHARES       6.   SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY
             EACH
           REPORTING     7.   SOLE DISPOSITIVE POWER
            PERSON
             WITH             1,505,000

                         8.   SHARED DISPOSITIVE POWER




          9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,505,000


          10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
               CERTAIN SHARES



          11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               6.16%


          12.  TYPE OF REPORTING PERSON

               Investment Adviser



          CUSIP No. 29356M100            13G              Page 3 of 4 Pages

          Item 1.

          (a)  Enron Global Power & Pipeline L.L.C.
          (b)  333 Clay Street
               Suite 1800
               Houston, Texas  77002


          Item 2.

          (a)  Genesis Asset Managers Limited ("GAML")
          (b)  Bermuda House
               St. Julian's Avenue
               St. Peter Port
               Guernsey, Channel Islands
          (c)  Guernsey, Channel Islands
          (d)  Common Stock
          (e)  29356M100


          Item 3.

          (e) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940


          Item 4.

          As of April 30, 1997

          (a)  1,505,000 shares
          (b)  6.16%
          (c) sole power to direct the vote of, and sole power to direct the disposition of 1,505,000 shares


          Item 5.

          N/A


          Item 6.

               GAML, a registered investment adviser, provides investment advisory services either on a discretionary basis to institutional investors and in-house pooled funds for institutional investors or a non-discretionary basis to outside managers of institutional investors. GAML has investment, voting and dispositive power with respect to 1,505,000 shares of Enron Global Power & Pipeline L.L.C. on behalf of various investors. Such investors receive the dividends and proceeds from the sale of such securities. None of such investors owns an interest that relates to more than five percent of such class of securities.




          CUSIP No. 29356M100            13G              Page 4 of 4 Pages

          Item 7.

          N/A


          Item 8.

          N/A


          Item 9.

          N/A


          Item 10.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                      SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        GENESIS ASSET MANAGERS LIMITED



                                        /s/  Jeremy D. Paulson-Ellis
                                        Name:  Jeremy D. Paulson-Ellis
                                        Title: Director